

September 15 , 2010

Brian Bonar
Chairman and Chief Executive Officer
Smart-Tek Solutions, Inc.
1100 Quail Street, Suite 100
Newport Beach, CA 92660

> RE: **Smart-Tek Solutions, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 20, 2010**
> **File No. 000-29895**

Dear Mr. Bonar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated May 13, 2010 that you understand neither Nevada law or the company's articles or bylaws to have a requirement to obtain stockholder approval prior to the issuance of a controlling interest such as the one to Brian Bonar (in this case, 100 times the amount of then-outstanding shares). Please refer to Section 78.378, et seq. of the Nevada Revised Statutes and provide an analysis as to the manner by which the issuance to Mr. Bonar without shareholder approval was valid under the company's articles of incorporation and applicable law.

2. We note your response to comment two from our letter dated May 13, 2010. However, the disclosure in the company's annual reports states that your directors are appointed for a one-year term to hold office until the next annual general meeting or until removed from

office in accordance with your bylaws. If true, please revise to disclose that you have not held an annual meeting since 2005, along with the reasons for such failure to hold each annual meeting and the date of your next annual meeting.

3. We note that your preliminary proxy indicates that a person may vote on the vend-out proposal in person at the Annual Meeting. Please revise to disclose how this may be possible in light of your response letter and the disclosure elsewhere in your revised proxy.

4. We reissue comment four from our letter dated May 13, 2010. We continue to note that Owen Naccarato did not file a Form 3 until June 15, 2010, and that it appears Brian Bonar never filed a Form 3 (*Initial statement of beneficial ownership)* but, instead, filed a Form 4 *(Statement of changes in beneficial ownership)* on October 7, 2009. Please tell us why Mr. Naccarato did not file until June 15, 2010, why Mr. Bonar filed a Form 4 instead of Form 3, and reconcile the disclosure on Mr. Bonar's form, indicating two different transaction dates and that he holds only 40 million common shares, as opposed to the 45 million you disclose in your revised proxy.

5. We reissue comment five from our letter dated May 13, 2010. Our comment was not limited temporally to those press releases issued prior to May 13, 2010, nor does your response address how contracts upon which your board determined to effect a change in control should not be considered material to investors or not entered into in the ordinary course of business. Please file disclosure relating to such press releases contained at http://www.smart-tekservices.com/company_news.aspx or provide us with a detailed analysis as to why such announcements are not material.

6. Please reconcile your revised disclosure on page 12 indicating that Perry Law and Brian Bonar had discussions in April 2009 on starting up a new business line in the area of human resources for public and private companies with the February 11, 2009 incorporation of Smart-Tek Automated Services, Inc. "in connection with the expansion of business operations" as disclosed in the company's June 24, 2009 Form 8-K.

7. We reissue comment seven from our letter dated May 13, 2010. As noted previously, it appears that the parties may have been required to file a Schedule 13D when they determined to engage in a transaction that would result in a change of control of the issuer. Please provide a detailed analysis of the sufficiency of the timing of the Schedule 13D filed on October 7, 2009, or have Mr. Bonar provide written confirmation of his understanding that the belated filing of the Schedule 13D does not and cannot cure past violations, and the filing does not foreclose the Commission from taking any action in the future.

Summary Term Sheet, Reasons for the Sale…, page two

8. Please revise to reinsert a description of the company's new business unit.

9.   We reissue comment nine from our letter dated May 13, 2010. Please disclose with specific reference to the terms of the Marketing Agreement how the board determined to award Mr. Bonar 45,000,000 shares of your common stock on September 14, 2009 in connection with the establishment of the company's new business unit.

Background of the Vend-out…, page three

10.   We note your response to comment ten from our letter dated May 13, 2010 and the removal of disclosure asserting the reason for the board's determination to "vend-out" (a "slow-down due to the current economic conditions worldwide"). Please revise your disclosure relating to the EMCO/Hanover Group Opinion to detail how the board considered nearly identical language contained in the EMCO/Hanover Group Opinion, especially in light of your disclosure that revenues for the entity to be "vended-out" rose during the last six months of 2009 compared to the same period in 2008.

Related Party Transactions, pages four and 20

11.   We note your response to comment ten from our letter dated May 13, 2010. Please advise as to the basis for the amount due to Perry Law, with specific cross-reference to the disclosure contained in the company's filings from December 31, 2008 to September 30, 2009. Also advise as to why the total amount ($821,756) has not risen since September 30, 2009 in light of the 7.5% interest terms you disclose.

12.   We reissue comment 12 from our letter dated May 13, 2010. We note your response but you did not revise the disclosure in your revised preliminary proxy, nor did you file a copy of the pledge agreement with the appropriate periodic report.

        We note your disclosure that $200,000 of the purchase price shall be paid and satisfied by Perry Law for all amounts owed to Richardson Patel LLP pursuant to the Richardson Patel Litigation. However, pursuant to the terms of the July 10, 2009 Settlement Agreement attached as Exhibit 10.10 to your Form 10-K filed on October 13, 2009, the company was to have paid $10,000 per month, beginning on August 1, 2009 in satisfaction of such debt. Moreover, we note the disclosure in your Form 10-K and the Settlement Agreement that you entered into a stock pledge agreement among Richardson Patel, Perry Law, and four of your stockholders pursuant to which the stockholders pledged an aggregate of 29,152,127 shares of your common stock (approximately 42% of your currently-outstanding common stock) as security for repayment of the amounts owed to Richardson Patel. This pledge agreement does not appear to have been filed by the company.

        Please revise to disclose the amount already paid by the company in the thirteen payment months since August 1, 2009 and how the Settlement Agreement provides for the payment of any amount due by Mr. Law in his personal capacity. Please amend the appropriate periodic report to include the pledge agreement as an exhibit or advise as to which filing it has already been attached. Please revise the disclosure in your preliminary proxy and the periodic report at issue to identify each pledging stockholder, and the amount of shares included in each pledge. Because the Settlement Agreement contemplated a pledge by certain shareholders at a time when you disclose that the company had only 447,589 shares outstanding, revise your preliminary proxy to disclose the purpose of such pledge. We note that your letter of December 18, 2009 indicates that the company's stock price on the OTCBB during this time was approximately $0.01 per share, which would appear to result in a $4,475.89 security interest on a $200,000 debt. Please revise your preliminary proxy to disclose how it was determined that each pledging stockholder would participate in the pledge, and the amount of its pledge. Disclose how 29,152,127 shares were eventually pledged when the company had only 447,589 shares outstanding at the time of executing the Settlement Agreement.

Opinion of the Financial Advisor to the Board of Directors, page 13

13.   We note your response to comment 13 from our letter dated May 13, 2010 that the company has obtained a revised and updated valuation addressed to the board. However, the copy of the EMCO/Hanover Opinion annexed to your revised preliminary proxy continues to have a November 13, 2009, despite the changes that have been made to it. Please explain.

14.   We note your response to comment 14 from our letter dated May 13, 2010. Please revise this section to disclose the relationship and history of such relationship between Owen M. Naccarato, one of your directors and counsel to the company, and EMCO/Hanover Group, with specific reference to the EMCO/Hanover Group press release contained at http://www.emcohanover.com/naccarato.htm ("Owen M. Naccarato, CPA, MBA, JD, becomes legal advisor to The EMCO/Hanover Group").

Security Ownership of Certain Beneficial Owners…, page 26

15.   We note your response that, "since 2007 the preferred share had essentially no value and no additional powers and was capable of being redeemed by the Company for no consideration" and "the Company has since redeemed the preferred share." Please reconcile with the financial statements contained with your revised preliminary proxy.

16.   We reissue comment 20 from our letter dated May 13, 2010. Please add column(s) to the table on page 25 as appropriate in order to reflect all classes of voting securities, and the voting power with respect to any person (including any "group" as that term is used in section 13(d)(3) of the Exchange Act) who is known to the registrant to be the beneficial owner of more than five percent of any class of the registrant's voting securities. We note the reference in your letter of February 2, 2010 to one share of preferred stock currently outstanding (issued on April 15, 2005 in connection with the company's original acquisition of SCI). See Item 403 of Regulation S-K. Additionally, please amend your Form 10-K for the year ended June 30, 2009 in order to reconcile the disclosure relating to such preferred share.

17.   We note your response to comment 21 from our letter dated May 13, 2010. With a view toward disclosure, please advise as to the company's, its directors' and their affiliates' knowledge of the circumstances surrounding (a) the March 2010 debt assignment by your former director of $310,265 to seven separate assignees for $1 a piece, and (b) the September 2010 conversion of each $1 debt assignment into approximately 3.4 million shares of the company's common stock including, but not limited to, all communications relating to such matters with Donald Gee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Zitko, Staff Attorney, at (202) 551-3399, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Owen M. Naccarato, Esq.
       Facsimile: (949) 851-9262